Exhibit 99.1

kanen REQUESTS OBSERVER STATUS ON U.S. AUTO PARTS BOARD TO MONITOR CEO SEARCH PROCESS

Cautions the Board Against Proceeding with a CEO Replacement Without Input from Stockholders

CORAL SPRINGS, FL – October 26, 2018 /Accesswire/ -- Kanen Wealth Management, LLC (together with its affiliates, “Kanen”), the largest stockholder of U.S. Auto Parts Network, Inc. (“U.S. Auto Parts” or the “Company”) (NASDAQ: PRTS),with an ownership interest of approximately 7.4% of the Company’s outstanding shares, announced today that it has contacted the Board of Directors of the Company (the “Board”) to request a Board observer position in order to monitor the current CEO search process.

Kanen issued the following statement regarding its request:

"The Board now finds itself at a critical juncture where it needs to address its core responsibility of finding a new CEO to shape the future of the Company. Based on the Company’s poor performance under the incumbent Board, Kanen has significant concerns whether existing directors are capable of selecting a new CEO with the best mix of skills and experience to turn around the Company. Kanen believes that its position as the Company’s largest stockholder, its alignment with other stockholders and stakeholders, its track record of working collaboratively with companies and their boards of directors to create shareholder value, and its deep understanding of corporate governance would bring valuable insight to the CEO search process. Kanen therefore requests that the current Board grant Kanen a Board observer position in order to ensure that stockholder input is taken into account in the CEO search process. Kanen seeks to work constructively and collaboratively with the Company and the Board to ensure the Company is on an optimal path forward, and that the Company take the necessary steps to be a best-in-class company focused on delivering superior value for all stockholders."

About Kanen Wealth Management, LLC

Kanen Wealth Management, LLC is a Florida-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded U.S. companies. Kanen invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all stockholders.

Investor contacts:

David L. Kanen, (631) 863-3100

www.kanenadvisory.com